April 5, 2005



via facsimile and U.S. mail

Mr. Jonathan C. Nicholls
Finance Director
Hanson PLC
1 Grosvenor Place
London
SW1X 7JH
UK


	Re:	Hanson PLC
		20-F for the fiscal year ended December 31, 2004
		File No. 333-109672


Dear Mr. Nicholls:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the areas
identified below.   Please provide us a response to the comments
below and include appropriate disclosure in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or additional disclosure is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the fiscal year ended December 31, 2004

General

1. A major portion of the revenues and resulting profit, generated in
2004 for Hanson PLC, was due to the crushed rock, limestone, and sand
& gravel operations. This 20-F filing also states that the company has sufficient reserves for many years production. Industry Guide 7 requires that you disclose material information concerning production, reserves, locations and nature of your mineral interests.
Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry Guide 7 can be reviewed on the following Internet site:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

In future filings provide a summary of the proven & probable reserves for each operational segment for the sand & gravel operations, limestone quarries, clay pits, and crushed rock facilities. Disclose the following information in a table for all segment mine or quarry operations:

	Name and location of operational segment
	General map of individual operations
	Processing facilities and material types produced
	Ownership or leased status
	Annual production rates
	Proven and probable reserves
	Years of operation at current or planned capacity

Include only material that can be produced during the life of the lease for reserves that are leased. Also include only those materials that have environmental permits for extraction.

Closing Comments

      As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your responses to our comment and provide any necessary supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Direct questions regarding engineering issues and related disclosures to George K. Schuler, Mining Engineer, at (202) 824-5527.
Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Jonathan C. Nicholls
Hanson PLC
April 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE